FORM 3

                            U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549


                    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


  -------------------------------------    ------------------------   ---------------------------

1. Name and Address of Reporting Person    2. Date of Event           4. Issuer Name and Ticker
                                              Requiring Statement        or Trading Symbol
                                              (Month/Day/Year)

   Sharpe, Rita A.                                10/31/97               Onsite Energy Corporation
-----------------------------------------   ------------------------   -----------------------------  ------------------
  (Last)    (First)    (Middle)            3. IRS or Social Security  5. Relationship of Reporting   6. If Amendment,
                                              Number of Reporting        Person to Issuer               Date of Original
                                              Person (Voluntary)         (Check all applicable)        (Month/Day/Year)

                                                                         [X] Director  [X] 10% Owner
                                                                         [ ] Officer   [ ] Other (specify
                                                                             (title        below)
                                                                             below)
 818 Kansas Avenue
-------------------------------
         (Street)

 Topeka, KS  66612
-------------------------------------------------------------------------------------------------------------------------
   (City)    (State)  (Zip)



                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.Title of Security      2. Amount of Securities    3. Ownership Form:    4. Nature of Indirect Beneficial
  (Instr. 4)                Beneficially Owned         Direct (D) or         Ownership (Instr. 5)
                            (Instr. 4)                 Indirect (I)
                                                       (Instr. 5)

  Class A Common Stock        3,714,500                      I                By Westar Capital, Inc.{(1)}


Reminder:  Report on a separate line for each class of securities
           beneficially owned directly or indirectly.             (Over)
           (Print or Type Responses)                         SEC 1473 (8-92)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
                     CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------   ----------------------  ------------------------   --------------   ----------------    --------------

1. Title of Derivative    2. Date Exercisable     3. Title and Amount of      4. Conversion    5.  Ownership       6. Nature of
   (Instr. 4)                and Expiration Date     Securities Underlying       or Exercise       Form of            Indirect
                             (Month/Day/Year)        Derivative Security         of Price of       Derivative         Beneficial
                                                     (Instr. 4)                  Derivative        Security:          Ownership
                                                                                 Security          Direct (D)         (Instr.5)
                                                                                                   or Indirect (I)
                                                                                                   (Instr. 5)

                          ------------- ----------    -------- -----------

                          Date          Expiration    Title    Amount or
                          Exercisable   Date                   Number of
                                                                Shares
 ---------------------    ------------- --------- ------------------------   --------------   -----------------   --------------
 Series C Preferred Stock    Immed.      None     Class A Common 1,000,000     None               I               By Westar Capital
                                                                                                                  Inc {(1)}
 ---------------------    ------------- --------- ------------------------   --------------   -----------------   --------------
 Options to Purchase Class
 A Common Stock (Rule
 16b-3)                      Immed.     10/31/2002 Class A Common 25,000       $0.875             D
 ---------------------    ------------- --------- ------------------------   --------------   -----------------   --------------
 Option to Purchase Class
 A Common Stock             6/30/98     12/31/98   Class A Common 2,000,000    Footnote (2)       I               By Westar Capital
                                                                                                                  Inc. {(1)}
 ---------------------    ------------- --------- -------------------------  --------------   ------------------  ---------------
 Contingent Right to
 Class A Common Stock       Immed.       3/1/98    Class A Common 800,000      Footnote (3)       I               By Westar Capital
                                                                                                                  Inc. {(1)}
 ---------------------    ------------- --------- -------------------------  --------------   ------------------- ----------------


Explanation of Responses:

(1) The Reporting Person is the President and Chairman of the Board of Westar Capital, Inc., and therefore may be deemed to beneficially own the shares held by Westar Capital, Inc. The Reporting Person disclaims such beneficial ownership.

(2) Westar Capital, Inc. has the right to purchase additional shares at a price equal to the average closing price of Onsite Class A Common Stock, as that term is defined in the Stock Subscription Agreement, but not less than $1.00 nor more than $2.00 per share.

(3) Pursuant to the Reorganization Agreement to which Westar Cpaital, Inc. is a party, Westar Capital, Inc. may receive 800,000 additional shares of Class A Common Stock as additional consideration in the Reorganization should certain identified business contracts be executed before March 1, 1998.


            RITA A. SHARPE                                  11/10/97
    ---------------------------------------            --------------------
         **Signature of Reporting Person                       Date



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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SEC 1473 (8-92)